UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34493 / February 1, 2022

_____

In the Matter of

                                                     :

HPS CORPORATE LENDING FUND
HPS INVESTMENT PARTNERS, LLC
BRICKYARD DIRECT LENDING FUND, L.P.
CORE SENIOR LENDING FUND (A-A), L.P.
CORE SENIOR LENDING FUND, L.P.
HPS DPT DIRECT LENDING FUND, L.P.
HINODE DIRECT LENDING 2017 FUND, L.P.
KITTY HAWK CREDIT FUND, L.P.
HPS INVESTMENT PARTNERS (UK) LLP
HPS INVESTMENT PARTNERS (HK), LIMITED
HPS INVESTMENTS PARTNERS (AUS) PTY LTD.
HPS ALSC MANAGEMENT, LLC
HPS MEZZANINE PARTNERS, LLC
HPS MEZZANINE PARTNERS II, LLC
HPS MEZZANINE MANAGEMENT III, LLC
HPS MEZZANINE MANAGEMENT 2019, LLC
HPS OPPORTUNITIES SL MANAGEMENT, LLC
HPS RE MANAGEMENT, LLC
HPS INVESTMENT PARTNERS CLO (US), LLC
HPS INVESTMENT PARTNERS CLO (UK) LLP
HPS EF GP, LLC
HPS EL SLF 2016 GP, LLC
CGC, LLC
CGC III PARTNERS LLC
CORE SENIOR LENDING MASTER FUND (PB), L.P.
HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.
CREDIT VALUE MASTER FUND 2016, L.P.
CREDIT VALUE MASTER FUND V, L.P.
CREDIT VALUE ONTARIO FUND V, L.P.
CREDIT VALUE MASTER FUND VI, L.P.
EUROPEAN ASSET VALUE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.
EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.
HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
HPS MEZZANINE PARTNERS 2019, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.
HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP

HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.
HPS SPECIALTY LOAN EUROPE FUND V, SCSP
HPS SPECIALTY LOAN FUND (JPY) V, L.P.
HPS SPECIALTY LOAN FUND V, L.P.
HPS SPECIALTY LOAN FUND V-L, L.P.
HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP
HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.
INSTITUTIONAL CREDIT MASTER FUND, L.P.
LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.
MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV
MEZZANINE PARTNERS III, L.P.
OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.
OFFSHORE MEZZANINE PARTNERS III, L.P.
REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.
REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.
SPECIALTY LOAN FUND 2016, L.P.
SPECIALTY LOAN FUND 2016-L, L.P.
SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.
ASPEN CO-INVEST, L.P.
BRONCO CO-INVEST, L.P
ENDURANCE II CO-INVEST, L.P.
GALAXY III CO-INVEST, L.P.
MILANO CO-INVEST, L.P. NEPTUNE CO-INVEST, L.P.
PATRIOT CO-INVEST, L.P.
AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC
AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.
CACTUS DIRECT LENDING FUND, L.P.
CARDINAL FUND, L.P.
CST SPECIALTY LOAN FUND, L.P.
FALCON CREDIT FUND, L.P.
GIM CREDIT LUX S.A.
GIM CREDIT MASTER LUX S.À R.L.
GIM II, L.P.
GIM, L.P.
HC DIRECT LENDING FUND, L.P.
HN CO-INVESTMENT FUND, L.P.
HPS CORE SENIOR LENDING CO-INVEST, L.P.
HPS HALITE 2020 DIRECT LENDING FUND LIMITED
HPS KP MEZZ 2019 CO-INVEST, L.P.
HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.
HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.
HPS OCOEE SPECIALTY LOAN FUND, L.P.
HPS OH CO-INVESTMENT FUND, L.P.
HPS PA CO-INVESTMENT FUND, L.P.

HPS RR SPECIALTY LOAN FUND, L.P.
HPS VG CO-INVESTMENT FUND, L.P.
JADE REAL ASSETS FUND, L.P.
MAUNA KEA FUND, L.P.
MORENO STREET DIRECT LENDING FUND, L.P.
NDT SENIOR LOAN FUND, L.P.
PRESIDIO LOAN FUND, L.P.
PRIVATE LOAN OPPORTUNITIES FUND, L.P.
RED CEDAR FUND 2016, L.P.
SANDLAPPER CREDIT FUND, L.P.
SC STRATEGIC INVESTMENT FUND, L.P.
SPECIALTY LOAN FUND – CX-2, L.P.
SPECIALTY LOAN VG FUND, L.P.
AP MEZZANINE PARTNERS III, L.P.
HPS AP MEZZANINE PARTNERS 2019, L.P.
HPS HINODE MEZZANINE PARTNERS 2020, L.P.
SPECIALTY LOAN ONTARIO FUND 2016, L.P.
EL SPECIALTY LOAN SECONDARY FUND, L.P.
HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.
HPS STRATEGIC INVESTMENT PARTNERS V, L.P.
HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.
HPS AD CO-INVESTMENT HOLDINGS, L.P.
HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC
HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP
HPS SPECIALTY LOAN ONTARIO FUND V, L.P.
SHELBY CO-INVEST, L.P.
CORE SENIOR LENDING FUND II, SCSP
CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP
HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP
SEGOVIA LOAN ADVISORS (UK) LLP
HPS CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II, SCSP
HPS SPECIALTY LOAN FUND (EUR) V, L.P.
PROXIMA CO-INVEST, L.P.
PROXIMA ONSHORE CO-INVEST, L.P.
HPS SPECIALTY LOAN FUND TX, L.P.
SALUS CO-INVEST, L.P.
CREDIT VALUE FUND VII, L.P.
CREDIT VALUE OFFSHORE FUND VII, L.P.
HPS MINT CO-INVEST, L.P.
HPS SPECIAL SITUATIONS OPPORTUNITY FUND II, L.P.
HPS SPECIALTY SITUATIONS OPPORTUNITY OFFSHORE FUND II, SCSP
CREDIT VALUE ONTARIO FUND VII, L.P.
HPS SPECIAL SITUATION OPPORTUNITY FUND II, L.P.
HN SIP V CO-INVESTMENT FUND, L.P.
CORE SENIOR LENDING FUND II FEEDER, L.P.

HPS KP SIP V CO-INVESTMENT FUND, L.P.

40 West 57th Street
33rd Floor
New York, NY 10019

(812-15190)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AND ERRATA

HPS Corporate Lending Fund, et al.,[1] filed an application on December 30, 2020 and amendments to the application on April 21, 2021, August 5, 2021, November 5, 2021, and December 23, 2021, 2021, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Entities") to co-invest in portfolio companies with each other and with affiliated investment funds.

On January 5, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34465). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Entities in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that

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[1] The notice incorrectly identified two applicants, HPS Special Situation Opportunity Fund II, L.P. and HN SIP V Co-Investment Fund, L.P., as HPS Specialty Situation Opportunity Fund II and HN SIP Co-Investment Fund, L.P., respectively.

the relief requested by HPS Corporate Lending Fund, et al. (File No. 812-15190) is granted,

effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary
